1-16445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

**ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2001.

ROCKWELL COLLINS
RETIREMENT SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

Rockwell Collins, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**52-2314475** (I.R.S. Employer Identification No.)
400 Collins Road NE **Cedar Rapids, Iowa** (Address of principal executive offices)	**52498** (Zip Code)

Registrant's telephone number, including area code: (319) 295-6835
(Office of the Corporate Secretary)

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

TABLE OF CONTENTS

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Trustee and Participants of
Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees:

We have audited the accompanying statement of net assets available for benefits of Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the period from June 29, 2001 (date of inception) through December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the period from June 29, 2001 (date of inception) through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 13, 2002

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001

NET ASSETS AVAILABLE FOR BENEFITS - Investments:	
Rockwell Collins Defined Contribution Master Trust	$ 8,854,371
Loan Fund	227,809
NET ASSETS AVAILABLE FOR BENEFITS	$ 9,082,180

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE PERIOD FROM JUNE 29, 2001 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2001

ADDITIONS:	
Earnings from Investments:	
Net earnings in Defined Contribution Master Trust	$ 477,231
Interest	5,437
Total earnings from investments	482,668
Contributions:	
Employer	105,747
Participants	1,662,078
Rollovers	19,805
Total contributions	1,787,630
Net transfers from affiliate plan (Note 1)	6,830,948
Total additions	9,101,246
DEDUCTIONS:	
Benefit payments	18,032
Administrative expenses	1,034
Total deductions	19,066
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	9,082,180
NET ASSETS AVAILABLE FOR BENEFITS, JUNE 29, 2001	-
NET ASSETS AVAILABLE FOR BENEFITS, END OF PERIOD	$ 9,082,180

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS FOR THE PERIOD FROM JUNE 29, 2001 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2001

1. DESCRIPTION OF THE PLAN

This brief description of the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

On June 29, 2001 Rockwell Collins, Inc. ("Rockwell Collins" or "the Company") was spun-off from its parent corporation, Rockwell International Corporation, which was subsequently renamed Rockwell Automation, Inc. ("Automation")

In connection with the spin-off, the Company created three new defined contribution savings plans for the benefit of its employees and established the Rockwell Collins Defined Contribution Master Trust (the "Master Trust") to hold and administer the investment assets of these plans. These plans include the Rockwell Collins Retirement Savings Plan for Hourly Employees, the Rockwell Collins Retirement Savings Plan for Salaried Employees and the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees. Each of the participating plans has an interest in the net assets of the Master Trust and changes therein. Wells Fargo of California, N.A. (the "Trustee") is the trustee for the Master Trust and maintains supporting records for the purpose of allocating the net assets and the gain or loss of the investment accounts to each of the participating plans. During 2001, the investment function was administered by various investment managers. All investment mangers are selected by the Employee Benefit Plan Committee of the Company.

The Company granted active participants the option to transfer their account balances from the Automation sponsored defined contribution savings plans into the newly credited plans sponsored by the Company. This transfer of $6,830,948 was made on September 18, 2001.

General – The Plan is a defined contribution plan sponsored by Rockwell Collins. All bargaining unit employees are eligible to participate in the Plan. The Rockwell Collins Employee Benefit Committee and the Plan Administrator control and manage the operation and administration of the plan. The assets are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Participants may invest in seven mutual funds and these stock funds specific to the Plan:

- *Rockwell Collins, Inc. Stock Fund (Company Contributions)* – Invests principally in the common stock of Rockwell Collins but may hold cash. Participants may not change their investment in Rockwell Collins, Inc. Stock Fund.

- *Rockwell Collins, Inc. Stock Fund (Employee Contributions)* – Invests principally in the common stock of Rockwell Collins but may hold cash.

Certain participants have balances in the following stock funds that no longer allow additional contributions or transfers from other mutual funds by the employee or the Company:

- *ArvinMeritor Stock Fund* – Invests principally in the common stock of ArvinMeritor Automotive, Inc. but may hold cash.

- *Boeing Stock Fund* – Invests principally in the common stock of Boeing Company but may hold cash.

- *Conexant Stock Fund* – Invests principally in the common stock of Conexant Systems, Inc. but may hold cash.

- *Rockwell International Stock Fund* - Invests principally in the common stock of Automation, a related party, but may hold cash.

Beginning December 31, 2002, the Boeing Stock Fund and the ArvinMeritor Stock Funds will no longer be maintained in the Plan.

Contributions – The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 16% of base compensation. Participant contributions can be made either before or after United States federal taxation of a participant's compensation. However, pre-tax contributions by highly compensated participants are limited to 12% of the participant's base compensation.

The Rockwell Collins matching contribution is 55% of participant contributions up to $550 for the Plan year beginning January 1, 2001, 52% of participant contributions up to $650 for the Plan year beginning January 1, 2002, and 50% of participant contributions up to $750 for the Plan year beginning January 1, 2003. Rockwell Collins contributions are made to the Rockwell Collins, Inc. Stock Fund. However, participants who are 65, or retirees electing to defer distribution may elect to have all or a portion of the balance in Rockwell Collins, Inc. Stock Fund transferred to one or more of the seven mutual fund alternatives. Refer to Note 6 for further information.

Investment Elections – Participants may elect to have their contributions made to any of the funds that are available to participant contributions in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions will be made to the Fidelity Managed Income Portfolio Fund II.

Unit Values – Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell Collins common stock held in the Rockwell Collins, Inc. Stock Fund. Participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

Vesting – Each participant is fully vested at all times in the portion of the participant's account that relates to the participant's contribution and earnings thereon. Rockwell Collins' matching contributions and earnings thereon for the participants are fully vested after the participant has completed five years of vested service. Until a participant reaches five years of vesting service, the participant is not vested in amounts related to Rockwell Collins contributions. Service with Automation prior to the spin-off is counted toward the vesting service in this Plan.

Loans – Loans may be obtained from the balance of a participant's account in amounts not less than $1,000 and not greater than $50,000 reduced by the participant's highest outstanding loan balance during the 12 month period before the date of the loan or 50% of the participant's vested account balance less any outstanding loans. Participants may have up to two outstanding loans at a time. Loans are collateralized by the remaining balance in the participant's account. Interest is charged at a rate equal to the prime rate plus 1% at time of loan origination. Loan repayments of principal and interest are collected through payroll deductions over terms of 12, 24, 36, 48 or 60 months or up to 120 months for the purchase of a primary residence, or repaid in full after a minimum of one month. Payments of principal and interest are credited to the participant's account.

Forfeitures – The non-vested portion of a participant's account is forfeited when certain terminations described in the Plan occur. Forfeitures remain in the Plan and are used to reduce the Company's contributions to the Plan. The Plan contains specific break in service provisions that enable participants' accounts to be restored upon re-employment and fulfillment of certain requirements.

Plan Termination – Although Rockwell Collins has not expressed any intention to terminate the Plan, Rockwell Collins has the authority to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA. In the event the Plan is terminated or contributions by Rockwell Collins are discontinued, each participant's Company contribution account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

Benefits Payments - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death, or other termination of employment. Account balances of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2001 totaled $7,894.

Upon retirement, participants may elect to receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum or in annual installment payments for up to 10 years.

Upon termination of employment other than retirement, participants receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments – Investment in the Defined Contribution Master Trust is stated at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust, which are based on quoted market prices. The loan fund is stated at cost which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are accrued on the ex-dividend date.

Administrative Expenses – Certain expenses are borne by the Plan, while others are borne by the Company.

Use of Estimates – Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to Plan net assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur and that such changes could materially affect the amounts reported in the financial statements.

3. DEFINED CONTRIBUTION MASTER TRUST

The Plan's investment assets, with the exception of the Participant Loan Fund, are held in the Master Trust account at the Trustee. This Plan participates in the Master Trust along with the Rockwell Collins Retirement Savings Plan for Hourly Employees and the Rockwell Collins Retirement Savings Plan for Salaried Employees (collectively, the "participating plans".) Each of the participating plans have an interest in the net assets of the Master Trust and changes therein. The Trustee maintains supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans.

The Master Trust investments are valued at fair value at the end of each day.

The net earnings of the accounts for each day is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 2001 consist of the following:

Cash and cash equivalents	$ 1,355,051
Mutual funds	236,744,285
Common stocks	141,908,045
Receivables - Accrued interest and dividends	3,122
Liabilities - Due to broker	(1,896,115)
Net assets	$378,114,388
Plan's investment in Master Trust	$ 8,854,371
Plan's investment in Master Trust as a percentage of total	2.3 %

The net earnings of the Master Trust for the period ended December 31, 2001 consist of the following:

Interest and dividends	$ 2,452,904
Net appreciation in fair market value of investments:	
Stock funds	15,347,539
Mutual funds	8,212,565
Net earnings	$26,013,008

4. FEDERAL INCOME TAX STATUS

This Plan has applied for a determination letter from the Internal Revenue Service. Rockwell Collins believes that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is tax exempt. Therefore, no provision for income taxes is included in the Plan's financial statements.

5. RELATED-PARTY TRANSACTIONS

As described in Note 1, the Plan invests in common stock of the Company.

Certain Plan investments are interests in the Master Trust managed by the trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were $1,034 for the period ended December 31, 2001.

6. SUBSEQUENT EVENTS

Effective June 1, 2002, participants may elect to transfer all or a portion of their balances in the company contributions in Rockwell Collins, Inc. Stock Fund (Company contributions) to any of the seven mutual fund alternatives at any time.

Effective June 1, 2002, participants will be allowed to have an additional amount contributed as pre-tax catch-up contributions to the Plan, not to exceed $1,000, $2,000, and $3,000 for the Plan years ended December 31, 2002, 2003, and 2004, respectively. No Company contributions will be made with respect to the catch-up contributions.

* * * * *

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2001

Identity of Issuer, Borrower, Lessor or Similar party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Part or Maturity Value	Current Value
Wells Fargo of California, N.A.*	Defined Contribution Master Trust	$ 8,854,371
Various participants*	Participant loans; prime rate plus 1%, (4.4% - 10.0%) due 2002 to 2011	227,809
Total assets held for investment purposes		$ 9,082,180

*Represents a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

By ______________________
Alfred J. Spigarelli
Plan Administrator

Date: June 28, 2002

EXHIBIT

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-63100 of Rockwell Collins, Inc. on Form S-8 of our report dated June 13, 2002, appearing in this Annual Report on Form 11-K of Rockwell Collins, Inc. Retirement Savings Plan for Bargaining Unit Employees for the period from June 29, 2001 (date of inception) through December 31, 2001.

Deloitte & Touche LLP

Chicago, Illinois
June 13, 2002